ZHONGPIN INC.
                                21 CHANGSHE ROAD
                          CHANGGE CITY, HENAN PROVINCE
                         THE PEOPLE'S REPUBLIC OF CHINA




                                                              January 23, 2007


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


            Re:  ZHONGPIN INC.
                 REGISTRATION STATEMENT ON FORM S-1
                 FILE NO. 333-133226


Ladies and Gentlemen:

         In accordance with Rule 477 under the Securities Act of 1933, as amended, Zhongpin Inc., a Delaware corporation (the "Company"), hereby withdraws the above-referenced Registration Statement on Form S-1 (Reg. No. 333-133226) (the "Registration Statement"), which originally was filed with the Securities and Exchange Commission (the "Commission") on April 12, 2006. The Registration Statement, which has not been declared effective by the Commission, is being withdrawn due to certain comments on the Registration Statement received from the Commission. No securities were sold in connection with the offering to which the Registration Statement related.


                                            Very truly yours,

                                            /s/ Xianfu Zhu

                                            Xianfu Zhu
                                            Chief Executive Officer